March 15, 2006

Room 3561

Mr. Charles W. McGuire, Esq.
Director
HMB Acceptance Corp.
2002 Summit Blvd., Suite 100
Atlanta, GA 30319

	Re:	HMB Acceptance Corp.
		Amendment No. 2 to Registration Statement on Form S-3
		Filed February 28, 2006
		File No. 333-129452

Dear Mr. McGuire:

      We have reviewed your responses to the comments in our letter dated February 2, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Base Prospectus

Derivatives, page 65

1. We note your response to prior comment 5 of our letter dated February 2, 2006. Please delete all references to credit default swaps from the filing. Alternatively, you may provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or a class of offered securities. For example, tell us how they will operate, whether the issuing entity will pay premiums to the counterparty and what will happen when a credit event occurs. Please refer to the discussion at
Section III.A.2 of the Regulation AB Adopting Release (Release
Nos.
33-8518; 34-50905) and footnote 68.

2. We note your disclosure in the second to last paragraph on page
66
indicating that "agreements relating to other types of derivative products that are designed to provide credit enhancement to the related series may be entered into ... ."  Revise to remove this language and ensure that your next amendment describes all offering features reasonably contemplated to be included in an actual takedown.



*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Sara Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,


								Max A. Webb
								Assistant Director

cc:	Via Facsimile (202) 775-8586
	Mr. Edward E. Gainor, Esq.
	McKee Nelson LLP
	Telephone: (202) 775-4137


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Mr. Charles McGuire
HMB Acceptance Corp.
March 15, 2006
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